UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated September 11, 2012.

The report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-175125) that was declared effective on July 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

Date: September 11, 2012	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Exhibit 1

 VLCCF – Sale of two VLCCs

Knightsbridge Tankers Limited (Nasdaq:VLCCF) ("Knightsbridge" or "the Company") announces that the sale of the VLCC Hampstead, which was discussed in the second quarter earnings release dated August 14, 2012, was not completed due to the buyer's default. The sale was, therefore, cancelled and Knightsbridge will retain the deposit received in the amount of $2.43 million. This amount will be recorded as a gain in the third quarter. The Company will also claim for costs, arising from the sales process, from the buyer. The Hampstead was marketed for sale after this cancellation and Knightsbridge announces that the vessel has now been sold to an unrelated third party with expected delivery in September 2012. The Company expects to record a loss of approximately $15 million in the third quarter. The net cash proceeds, including the $2.43 million deposit from the cancelled sale, are approximately $11 million.

Knightsbridge further announces that the VLCC Titan Venus (ex. Camden) has been sold to an unrelated third party with expected delivery in the fourth quarter of 2012 upon the expiry of its bareboat storage charter. The Company expects to record a loss of approximately $15 million in the third quarter and the net cash proceeds from the sale are approximately $7 million.

The sale of the two VLCCs is part of the Company's intention to renew and grow the fleet and may assist the Company in reacting to interesting acquisition opportunities. After the sales, the Company's fleet consists of four Capesize vessels and two VLCCs. One of the VLCCs and two of the Capesize vessels are fixed on bareboat and time charters expiring between 2013 and 2015.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
September 11, 2012

Questions should be directed to:

Contact:
Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76